

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2015

Via e-mail
Peter Mester
Corporate Counsel
E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, DE 19898

**Re: The Chemours Company, LLC
Amendment No. 2 to Form 10-12B
Filed April 21, 2015
File No. 001-36794**

Dear Mr. Mester:

We have reviewed the above-captioned filing and have the following comments.

Exhibit 99.1

Information Statement Summary, page 1

1. Please refer to comment 3 of our letter dated January 14, 2015 and comment 3 of our letter dated February 26, 2015 and revise your disclosure consistent with our prior comments regarding your planned credit rating and environmental liabilities.

Risk Factors, page 20

As a substantial percentage of our operations are conducted internationally, and we plan to grow … page 21

2. Please clarify your discussion of the risks posed to your business by your international expansion plans. We note your discussion of techniques used in selected countries to "enhance the overall cost position" of your Fluoroproducts segment, but it is unclear what risks these techniques present. Please refer to comment 6 of our letter dated January 14, 2015, and comment 5 of our letter dated February 26, 2015.

Certain of the contracts to be transferred or assigned to us contain provisions requiring the consent… page 33

3. Please revise to discuss the nature of the contracts that are the subject of this risk factor. Please provide similar revisions to your discussion of the contracts that you share with

DuPont on page 151.  Please refer to comment 10 of our letter dated January 14, 2015.

Your percentage of ownership in us may be diluted in the future, page 35

4.  We note your disclosure on page 121.  Please disclose, here or elsewhere as appropriate, the amount of your stock that will be issuable upon the exercise of currently outstanding DuPont options held by your employees.  Please refer to Item 201(a)(2)(i) of Regulation S-K and comment 11 of our letter dated January 14, 2015.

Unaudited Pro Forma Combined Financial Statements, page 46

5.  Please be advised that we may have further comments when items that are currently blank are completed.

6.  In Note 3 Summary of Significant Accounting Policies – Foreign Currency Translation on page F-14, you indicate that when Performance Chemicals operations are legally and operationally separated within DuPont, some of the newly created Chemours foreign entities will have their local currency as their functional currency.  Please tell us what consideration you have given to reflecting these changes in functional currencies in your pro forma financial statements.

Notes to Unaudited Pro Forma Combined Financial Statements, page 49

Note (A), page 49

7.  Please expand your footnote to quantify both the amount of the reduction in expense due to the exclusion of expenses associated with pension plans that will not be transferred to Chemours, as well as the amount of the increase in expense associated with the enhanced 401(k) plan.

Note (D), page 49

8.  With reference to the information presented under the heading, "Treatment of Outstanding Equity Awards as of the Distribution Date" on page 121 as well as the guidance in ASC 718-20-35-6 and ASC 718-20-55, please confirm, if true, that the issuance of Chemours equity awards in connection with the distribution agreement will not result in incremental compensation cost.  Otherwise, please address the need to provide a pro forma adjustment for any material incremental compensation cost.

9.  We remind you to ensure that your footnote provides sufficient information to understand how the stock options and restricted stock awards reflected in diluted earnings per share were determined.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Liquidity and Capital Resources, page 63

10. Please describe in greater detail the manner in which the separation and your payment of $4 billion to DuPont, as well as the credit facilities that you will enter, will affect your liquidity and capital resources.  Please refer to comment 22 and comment 25 of our letter dated January 14, 2015.  Please ensure that you provide a thorough discussion of the changes in the mix and relative cost of your capital resources.  Please refer to Item 303(a)(2)(ii) of Regulation S-K.

Capital Expenditures, page 65

11. We note your response to comment 11 of our letter dated February 26, 2015.  Please explain why you concluded that contracts with cancellation provisions do not create material commitments for capital expenditures that would otherwise trigger the requirement to provide disclosure under Item 303(a)(2) of Regulation S-K.

Contractual Obligations, page 66

12. Expand your disclosures to clarify that your contractual obligations table does not include the $4 billion indebtedness and related interest expense which you will incur in conjunction with your separation from DuPont.  Please also quantify your interest payments once the terms of the debt are determined.

Drinking Water Actions, page 103

13. We refer to your response to our comment 36 of our letter dated January 14, 2015.  To the extent that you do not intend on providing a rollforward of lawsuits at this time, please expand your disclosure to state, if true, that no claims have been dismissed, settled, or resolved during the periods presented.

Compensation and Discussion and Analysis, page 112

14. Please provide us with the analysis that you relied upon in concluding that only one year of compensation disclosure is required in this filing.  Please refer to Item 402(c)(1) of Regulation S-K, and Regulation S-K Compliance & Disclosure Interpretation 217.01.

2014 STIP Performance and Payout Factors, page 124

15. We note that the STIP program for 2014 was based on pre-established company goals. Item 402(b) of Regulation S-K requires that you disclose all previously established goals and

discuss how the incentive compensation actually awarded reflects those goals. While your disclosure reflects the payout factors for the components of your STIP, it is unclear what targets you had for your various metrics and what levels of performance were achieved. Please revise. Please also clarify how "business units" are defined, and what business unit each executive was evaluated in relation to.

Security Ownership of Directors and Executive Officers, page 147

16. Please disclose the DuPont holdings of your executive officers. Refer to comment 39 of our letter dated January 14, 2015 and Item 403(b) of Regulation S-K.

Financial Statements, page F-1

Combined Balance Sheets, page F-4

17. We remind you to reflect the intended cash dividend to DuPont on a pro forma basis alongside your most recent historical balance sheet as provided by SAB Topic 1:B:3.

You may contact Dale Welcome at (202)551-3865 or Jeanne Baker at (202)551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

CC:     Brandon Van Dyke (*via e-mail*)
        Skadden, Arps, Slate, Meagher & Flom LLP